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                                     WALLACE
                             COMPUTER SERVICES, INC.

                                  NEWS RELEASE


For Immediate Release

Contact:  Brad Samson, Wallace
          708/449-8600

          Jeff Zilka, Hill & Knowlton
          312/255-1200



Wallace Comments On Extension Of Tender Offer By Moore, Cites "Old News," Notes Less Than 1 Percent Of Shares Tendered


Hillside, Ill., August 28, 1995 -- Wallace Computer Services, Inc. (NYSE:WCS) today released the following statement from Bob Cronin, Wallace president and CEO, on Moore Corporation Limited's extension of its hostile tender offer for Wallace shares.

          "There are no surprises in Moore's announcement. It's a rehash of their old position and by extending the offer, Moore has demonstrated that they just don't get the message.

          "Our Board has concluded that based on the company's strong prospects, shareholders are best served by Wallace remaining an independent company. Based on the fact that less than one percent of shares were tendered, the vast majority of our holders agree with the Board's position. Given the rejection of Moore's offer by our Board and shareholders, there is no reason to meet with Moore to discuss their offer. Moreover, Moore's offer raises serious and continuing antitrust and securities law questions, which remain before the court.

          "The strength of our strategy was demonstrated most recently by the outstanding financial and operating results we announced on August 15 that included a 21 percent increase in sales and a 17 percent increase in net income.

          "We are beginning fiscal 1996 with record backlogs and confidence in our prospects. Our unique competitive advantages should result in another year of above-industry performance in all our product categories and for the corporation as a whole. Awareness is growing among both customers and shareholders that

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Wallace has become the true industry leader in what really counts: not size, but superior customer service and added value. We've reached that position by listening and responding to customers and shareholders.

          "The Wallace Board is committed to act in the best interest of all stockholders, a fiduciary obligation that we believe is best served by continuing with the business strategy that has worked so well to date and promises so much for the future."

          Wallace is one of the nation's largest manufacturers and distributors of information management products, services and solutions. Founded in Chicago in 1908, Wallace is headquartered in Hillside, Illinois with manufacturing, distribution and sales facilities throughout the United States.

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